FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Mortgage Investments II Inc.   0001243106

Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, November 25, 2003, Series 2003-8   333-106323

Name of Person Filing the Document
(If Other than the Registrant)



03039239



PROCESSED

DEC 02 2003

THOMSON
FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET MORTGAGE
INVESTMENT II INC.

By: _____

Name: Baron Silverstein
Title: Vice President

Dated: November 25, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Bear Stearns & Co., Inc
dcalamari

FASTrader
BSARM-0308 (1-A-1)

Settlement Date: 11/28/2003   Valuation Date: 11/25/2003   Yield Curve: USD Swap

	BSARM-0308 A7 (1-A-1)	Pricing			
Dated Date:	11/1/03	WAC:	.00		
Trade Date:	9/21/00	WAM:	.00		
Settle Date:	11/28/03	Type:			
Date of 1st CF:	12/25/03		**Collateral**		
Pmts Per Year:			Cumulative Prepayment		
Manager:	BEARS				
Face:	.00				
Speed Assumpt:					
Monthly Prepayment					
Date PSA CPR					

Deal Comments

Tranche Details

Des:	A7	P-Des:	A7
Cusip:		Description:	3/1 ARM
Orig. Bal:	166,273,200.00	Current Bal:	166,273,200.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.39	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	1/23/01	Next Reset:	1/23/01
Delay Days:	24	Stated Mat:	
		Current Pac:	
		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-yr LIBOR + 2.0000 Cap 10.4530 @ 8.4530 Floor 2.0000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.50	2.20	2.79	3.24	3.59	3.87	4.10
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.29	4.45	4.58	4.69	4.80	4.89	4.97	5.05	5.26	5.34

Results

1YR_TRES		1.30000	1.30000	1.30000	1.30000	1.30000
1Y_LIB		1.30000	1.30000	1.30000	1.30000	1.30000
6M_LIB		1.18000	1.18000	1.18000	1.18000	1.18000
PUT_FLAG		.00000	.00000	.00000	.00000	.00000
Prepay		**0% CPR**	**10% CPR**	**25% CPR**	**40% CPR**	**50% CPR**
STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price 101: 4	Yield	3.49	3.56	3.56	3.42	3.24
	Mod. Duration	12.53	5.78	2.83	1.72	1.30
Price 101: 8	Yield	3.48	3.54	3.52	3.35	3.14
	Mod. Duration	12.54	5.79	2.83	1.72	1.31
Price 101:12	Yield	3.47	3.52	3.47	3.28	3.05
	Mod. Duration	12.55	5.79	2.84	1.72	1.31
Price 101:16	Yield	3.46	3.49	3.43	3.21	2.96
	Mod. Duration	12.55	5.80	2.84	1.73	1.31
Price 101:20	Yield	3.45	3.47	3.39	3.14	2.86
	Mod. Duration	12.56	5.81	2.85	1.73	1.31
Price 101:24	Yield	3.44	3.45	3.35	3.06	2.77
	Mod. Duration	12.57	5.81	2.85	1.73	1.31
Price 101:28	Yield	3.43	3.43	3.30	2.99	2.68
	Mod. Duration	12.58	5.82	2.85	1.74	1.32

Security	% of Orig. Bal	Face Value
BSARM-0308 A7 (1-A-1)	100.00	166,273,200.00

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

Bear Stearns & Co., Inc
dcalamari

FASTrader
BSARM-0308 (II-A-1)

Settlement Date: 11/28/2003   Valuation Date: 11/25/2003   Yield Curve: USD Swap

	BSARM-0308 AB (II-A-1)	
Dated Date:	11/1/03	Pricing
Trade Date:	9/21/00	WAC: .00
Settle Date:	11/28/03	WAM: .00
Date of 1st CF:	12/25/03	Type:
Pmts Per Year:		Collateral
Manager:	BEARS	Cumulative Prepayment
Face:	.00	
Speed Assumpt.:		

Monthly Prepayment

Date	PSA	CPR

Deal Comments

Tranche Details

Des:	AB	P-Des:	AB
Cusip:		Description:	5/1 ARM
Orig. Bal:	224,194,900.00	Current Bal:	224,194,900.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.95	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/01	Next Reset:	1/23/01
Delay Days:	24	Stated Mat:	
		Original Pac:	
Current Pac:		Fitch:	
S&P:		Duff:	
Moody:			

Coupon Formulas

Formula

1.0000 x 6-mo LIBOR + 2.0000 Cap 9.9710 @ 7.9710 Floor 2.0000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.50	2.20	2.79	3.24	3.59	3.87	4.10
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.28	4.45	4.58	4.69	4.80	4.89	4.97	5.05	5.26	5.34

Results

		1YR_TRES	1.30000	1.30000	1.30000	1.30000	1.30000	1.30000
		1Y_LIB	1.30000	1.30000	1.30000	1.30000	1.30000	1.30000
		6M_LIB	1.18000	1.18000	1.18000	1.18000	1.18000	1.18000
		PUT_FLAG	.00000	.00000	.00000	.00000	.00000	.00000
		Prepay	0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
		STEP_OVERRIDE	.00000	.00000	.00000	.00000	.00000	.00000
Price	100:28	Yield	3.83	4.11	4.28	4.20	4.02
		Mod. Duration	12.01	5.55	2.76	1.69	1.28
Price	101: 0	Yield	3.82	4.09	4.24	4.12	3.93
		Mod. Duration	12.02	5.56	2.76	1.69	1.29
Price	101: 4	Yield	3.81	4.07	4.19	4.05	3.83
		Mod. Duration	12.02	5.56	2.77	1.69	1.29
Price	101: 8	Yield	3.80	4.04	4.15	3.98	3.74
		Mod. Duration	12.03	5.57	2.77	1.70	1.29
Price	101:12	Yield	3.79	4.02	4.11	3.90	3.64
		Mod. Duration	12.04	5.58	2.77	1.70	1.29
Price	101:16	Yield	3.78	4.00	4.06	3.83	3.55
		Mod. Duration	12.05	5.58	2.78	1.70	1.30
Price	101:20	Yield	3.77	3.98	4.02	3.76	3.45
		Mod. Duration	12.05	5.59	2.78	1.71	1.30

Security	% of Orig. Bal	Face Value
BSARM-0308 AB (II-A-1)	100.00	224,194,900.00

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

Bear Stearns & Co., Inc
dcalamari

FASTrader
BSARM-0308 (III-A-1)

BSARM-0308 A3 (III-A-1)		
	Pricing	
Dated Date: 11/1/03	WAC: .00	
Trade Date: 9/21/00	WAM: .00	
Settle Date: 11/28/03		
Date of 1st CF: 12/25/03	Type:	
Pmts Per Year:	**Collateral**	
Manager: BEARS	**Cumulative Prepayment**	
Face: .00		
Speed Assumpt.:		
Monthly Prepayment		
Date PSA CPR		

Deal Comments

Tranche Details

Des:	A3	P-Des:	A3
Cusip:		Description:	7/1
Orig. Bal:	51,525,800.00	Current Bal:	51,525,800.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/01	Next Reset:	1/23/01
Delay Days:	24	Stated Mat:	
		Current Pac:	
		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-yr LIBOR + 1.9730 Cap 10.0820 @ 8.1090 Floor 1.9730 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.50	2.20	2.79	3.24	3.59	3.87	4.10
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.28	4.44	4.58	4.69	4.80	4.88	4.97	5.05	5.26	5.34

Results

Settlement Date: 11/28/2003 Valuation Date: 11/25/2003 Yield Curve: USD Swap

		0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
1YR_TRES		1.30000	1.30000	1.30000	1.30000	1.30000
1Y_LIB		1.30000	1.30000	1.30000	1.30000	1.30000
6M_LIB		1.18000	1.18000	1.18000	1.18000	1.18000
PUT_FLAG		.00000	.00000	.00000	.00000	.00000
Prepay		.00000	.00000	.00000	.00000	.00000
STEP_OVERRIDE		.00000	.00000	.00000	.00000	.00000
Price 100:17+	Yield	4.15	4.58	4.81	4.73	4.59
	Mod. Duration	11.71	5.45	2.73	1.68	1.28
Price 100:21+	Yield	4.14	4.56	4.76	4.66	4.49
	Mod. Duration	11.72	5.46	2.74	1.68	1.28
Price 100:25+	Yield	4.13	4.53	4.72	4.59	4.40
	Mod. Duration	11.72	5.46	2.74	1.68	1.28
Price 100:29+	Yield	4.12	4.51	4.67	4.51	4.30
	Mod. Duration	11.73	5.47	2.75	1.69	1.28
Price 101:1+	Yield	4.11	4.49	4.63	4.44	4.20
	Mod. Duration	11.74	5.48	2.75	1.69	1.28
Price 101:5+	Yield	4.10	4.47	4.58	4.37	4.11
	Mod. Duration	11.75	5.48	2.75	1.69	1.29
Price 101:9+	Yield	4.09	4.44	4.54	4.29	4.01
	Mod. Duration	11.75	5.49	2.76	1.69	1.29

Security	% of Orig. Bal	Face Value
BSARM-0308 A3 (III-A-1)	100.00	51,525,800.00

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

Bear Stearns & Co., Inc
dcalamari

FASTrader
BSARM-0308 (IV-A-1)

Settlement Date: 11/28/2003   Valuation Date: 11/25/2003   Yield Curve: USD Swap

Results

	0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
1YR_TRES	1.30000	1.30000	1.30000	1.30000	1.30000
1Y_LIB	1.30000	1.30000	1.30000	1.30000	1.30000
6M_LIB	1.18000	1.18000	1.18000	1.18000	1.18000
PUT_FLAG	.00000	.00000	.00000	.00000	.00000
Prepay	0% CPR	10% CPR	25% CPR	40% CPR	50% CPR
STEP_OVERRIDE	.00000	.00000	.00000	.00000	.00000
Price 100:20 Yield	3.78	4.06	4.25	4.22	4.10
Mod. Duration	11.81	5.49	2.73	1.68	1.28
Price 100:24 Yield	3.77	4.03	4.21	4.15	4.00
Mod. Duration	11.82	5.49	2.74	1.68	1.28
Price 100:28 Yield	3.76	4.01	4.16	4.07	3.91
Mod. Duration	11.83	5.50	2.74	1.68	1.28
Price 101: 0 Yield	3.75	3.99	4.12	4.00	3.81
Mod. Duration	11.83	5.51	2.74	1.68	1.28
Price 101: 4 Yield	3.74	3.97	4.07	3.93	3.72
Mod. Duration	11.84	5.51	2.75	1.69	1.28
Price 101: 8 Yield	3.73	3.94	4.03	3.86	3.62
Mod. Duration	11.85	5.52	2.75	1.69	1.29
Price 101:12 Yield	3.72	3.92	3.98	3.78	3.52
Mod. Duration	11.86	5.53	2.76	1.69	1.29

BSARM-0308 AH (IV-A-1)

		Pricing	
Dated Date:	11/1/03	WAC:	.00
Trade Date:	9/21/00	WAM:	.00
Settle Date:	11/28/03		
Date of 1st CF:	12/25/03	Type:	
Pmts Per Year:		Collateral	
Manager:	BEARS	Cumulative Prepayment	
Face:	.00		

Speed Assumpt.:
Monthly Prepayment
Date   PSA   CPR

Deal Comments
Tranche Details

Des:	AH	P-Des:	AH
Cusip:		Description:	5/1 ARM
Orig. Bal:	222,318,100.00	Current Bal:	222,318,100.00
Factor:	1.00	As of:	1/1/01
Coupon:	4.83	Cpn Mult.:	
Cap:		Floor:	
Last Reset:	1/23/01	Next Reset:	1/23/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula
1.0000 x 1-yr LIBOR + 2.0110   Cap 9.8550 @ 7.8440   Floor 2.0110 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.12	1.17	1.23	1.50	2.20	2.79	3.24	3.59	3.87	4.09
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.28	4.44	4.58	4.69	4.80	4.88	4.97	5.05	5.25	5.34

Security	% of Orig. Bal	Face Value
BSARM-0308 AH (IV-A-1)	100.00	222,318,100.00

*** Please see attached document for detailed scenario assumptions used. ***

This information should be considered only after reading Bear Stearns' Statement Regarding Assumptions as to Securities, Pricing Estimates, and Other Information ("the Statement"), which should be attached. Do not use or rely on this information if you have not received and reviewed the Statement. You may obtain a copy of the Statement from your sales representative.

STATEMENT REGARDING ASSUMPTIONS
AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.